Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

Anadarko Petroleum Corporation (“Anadarko” or “APC”) updated its existing employee FAQ document, relating to its pending merger transaction with Occidental Petroleum Corporation (“Occidental”) published on Anadarko’s intranet site available to its employees, on May 28, 2019 with the following questions and answers.

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Occidental Acquisition

Frequently Asked Questions – Volume I-II

Acquisition Process

1.	Why did Anadarko terminate the agreement with Chevron and agree to be acquired by Occidental?

Anadarko’s board of directors, in consultation with outside legal and financial advisors, is required to carefully review any proposal such as those received from Chevron and Occidental. As announced previously, the revised proposal that we received from Occidental to acquire Anadarko constituted a “Superior Proposal” compared to the transaction with Chevron. Therefore, after Chevron chose not to offer a revised proposal, it was the board’s unanimous determination that entering into the Occidental Merger Agreement was the right decision for Anadarko and its shareholders. (updated May 28)

2.	How does the transaction with Occidental differ from the Chevron transaction and from Occidental’s initial offer?

We encourage you to read the S-4 once it has been filed with the U.S. Securities and Exchange Commission (SEC). The S-4 will provide background on Occidental’s proposal and why Anadarko’s board believed the revised proposal, which was received on May 5, 2019, from Occidental was superior to Chevron’s. (updated May 28)

3.	What restrictions are we under in running the business prior to the closing of the transaction with Occidental?

Both Anadarko and Occidental will continue to operate as independent companies until the transaction closes, which is expected in the second half of 2019. Please continue to operate as normal. Any limitations within the Merger Agreement with Occidental that impact our normal operations will be communicated to you by management as those activities arise. (updated May 28)

4.	Are there circumstances in which the agreement with Occidental could be terminated?

The merger agreement provides that the agreement may be terminated only under limited circumstances and, in certain situations, would require the payment of a termination fee of $1 billion. (updated May 28)

5.	Will Occidental shareholders vote on the transaction?

No. The transaction is not conditioned upon the receipt of any vote or other approval by Occidental shareholders. (updated May 28)

Transition and Integration

6.	Will Anadarko still implement a new Performance Rating Scale? How will 2019 performance be determined?

You can expect to learn more about the Occidental system after close. Implementing a new Anadarko rating scale in the meantime introduces unnecessary change. Leaders and staff should continue to make use of APC’s existing performance ratings scale in their quarterly check-in conversations and as needed prior to the implementation of Occidental’s system. (updated May 28)

7.	What can Leaders/Employees do to best represent themselves and their employees with Occidental?

An integration team has been formed to establish an organization that is ready to safely and effectively run the combined company. As Occidental’s CEO Vicki Hollub said in her note to APC staff, the hope is to “create a company that takes the best practices of Occidental and Anadarko applied to great assets and driven by incredible employees from each company.”

With this in mind, there are several things that you can do to prepare for the transition and be in a position to best represent yourself as the new organization forms:

•	Update your Profile in Talent Navigator to ensure your experience, expertise, interests and strengths are clear and complete.

•	Continue to have check-in discussions with your manager to review your performance and development progress.

•	Make use of the many learning opportunities available with APC.

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Plan to join one of the sessions that will be offered in the coming weeks on resume writing, interviewing and networking. The specific approach for populating the integrated organization is not known but these skills are likely to be of value in that process.

•	Contact your HR Business Partner at any time to talk through your profile and related topics.

In addition, managers can also review their team members’ profiles in Talent Navigator to add useful information. (updated May 28)

Change of Control (CoC) Severance Plan

The answers below pertain to the APC Change of Control Severance Plan (the CoC Severance Plan) applicable to U.S. employees. Severance plans vary by country, and information regarding non-U.S. plans will be communicated to non-U.S. employees directly.

8.	Where can I locate a copy of the CoC Severance Plan?

The CoC Severance Plan is posted on the Occidental Acquisition Information page of Insider. Additionally, it can be found on the Anadarko Advantage website by visiting Insider > My HR > Benefits > click on Anadarko Advantage > Explore your Benefit Information and Forms. On the left side in the red bar, select SPDs, SMMs and SBCs. On that page, select APC Change of Control Severance Pay Plan. (updated May 28)

9.	If I don’t know my prior years’ annual bonus or benefit determination date (hire date), where can I find them?

Both of these items are viewable by employees in their Employee Profile in Talent Navigator. (updated May 28)

10.	Are there any plans to change or update the CoC Severance Plan prior to the close of the deal?

No. The CoC Severance Plan cannot by its terms be changed in any manner that would adversely affect the rights of participants in connection with or in anticipation of a change of control. Any change that would not adversely affect the rights of participants would require Occidental’s prior written consent under the merger agreement. (updated May 28)

11.	Will I need to sign anything in order to receive severance?

Yes. You will be required to sign a release and confidentiality agreement in order to receive the full severance benefits provided under the CoC Severance Plan. The agreement must be effective and irrevocable within 60 days following termination. If this condition is not met, then your severance will be limited to three months’ compensation (as calculated under the CoC Severance Plan). (updated May 28)

12.	The CoC Severance Plan refers to payment within 70 days following termination. Does severance really take 70 days to pay?

70 days is the maximum number of days in order to receive severance, and is intended to allow you time to review the release and confidentiality agreement described above. It is possible that severance could be paid sooner, if you sign your agreement sooner. Please note that, as stated in the CoC Severance Plan, if the 70-day period begins in 2019 and ends in 2020, certain benefits must be paid in 2020 and cannot be paid earlier, due to tax reasons. (updated May 28)

13.	If you are a legacy Kerr-McGee employee, are you grandfathered under Kerr-McGee’s severance package?

There is no separate CoC Severance Plan for legacy Kerr-McGee employees. (updated May 28)

14.	How do you calculate CoC severance benefits for part-time employees?

To calculate lump-sum cash payments for regular part-time employees, the annual rate of base compensation is determined by multiplying the employee’s hourly rate by the product of (i) the normally scheduled weekly work hours on the date of termination divided by 40 hours, times (ii) 2,080 hours. (updated May 28)

15.	Is the CoC severance effective for 1 or 3 years after the closing of the transaction? It states both in the document in different places?

You will be eligible for Separation Benefits (as defined in the CoC Severance Plan) under the CoC Severance Plan if your employment terminates for “Good Reason” (as defined in the CoC Severance Plan) within one year after the closing of the transaction, provided that you initiate the termination of your employment within 90 days of the event triggering your right to terminate for Good Reason.

Provided you meet the CoC Severance Plan eligibility criteria, you will also be eligible to receive Separation Benefits if within three years after the closing of the transaction, your employment terminates under the following circumstances:

•	The Company terminates your employment without “Cause” (as defined in the CoC Severance Plan); or

•

The business unit you work for is sold, you are not offered employment on substantially the same terms and conditions (including base salary, material job responsibilities, benefits and primary work location), and you terminate your employment within 90 days following such sale. (updated May 28)

16.	Are new hires eligible to receive severance under the CoC Severance Plan?

Yes. New hires are eligible to receive severance under the CoC Severance Plan upon their first day of employment (provided that they meet all other requirements for eligibility). (updated May 28)

17.	How are severance payments under the CoC Severance Plan taxed?

Generally, cash payments made pursuant to the CoC Severance Plan are subject to all U.S. federal, state and local tax withholding, including FICA. You should consult your own tax advisor about your personal tax situation. (updated May 28)

18.	Will severance payments be deducted for pre-tax contributions to the 401(k)/HSA plans?

No payroll deductions for benefit programs (e.g., 401(k), HSA, voluntary insurance programs) will be taken from lump-sum cash payments, PTO payouts or prorated target bonuses payable under the CoC Severance Plan. (updated May 28)

19.	Can an employee elect to push severance to the 2020 tax period or be paid in multiple installments?

No. The CoC Severance Plan does not allow for voluntary deferrals. (updated May 28)

20.

The CoC Severance Plan states that we will be entitled to continue medical coverage for a period of up to six months following termination. Is this optional? For example, if a spouse can add us to his or her insurance, are we required to have the six months of coverage deducted from our severance checks?

Yes, it is optional. Further information regarding this election will be provided at a later date. (updated May 28)

21.	How is PTO treated in the CoC Severance Plan?

If you become eligible for severance under the CoC Severance Plan and return a release and confidentiality agreement as described above, you will receive a cash payment for:

•	All accrued and unused PTO through your termination date for the year of termination, plus

•	A prorated portion of the next year’s PTO, equal to:

•	(x) the amount of PTO accrued for the year of termination, multiplied by

•	(y) the number of days you worked in the year you were terminated, divided by 365

PTO payments are calculated based on a ratio of 1 week’s salary for 40 hours of unused PTO. (updated May 28)

22.	Is an employee eligible to receive benefits under the CoC Severance Plan if Occidental moves the employee’s office location after one year or after two years?

No, this scenario is outside of the one-year protection window for a “Good Reason” termination. (updated May 28)

23.	Is changing the number or type of hours I work considered “Good Reason” under the CoC Severance Plan?

To find the definition of “Good Reason,” please see the CoC Severance Plan Summary Plan Description. There is no specific provision in the “Good Reason” definition regarding the number of hours or types of hours. However, depending upon the facts and circumstances, such a change might constitute a material and adverse diminishment of job duties and responsibilities which could be a Good Reason. Similarly, for employees paid hourly, a significant reduction of compensable hours worked might constitute a material reduction in Base Salary (as defined in the CoC Severance Plan) which could constitute “Good Reason.” (updated May 28)

Stockholders / Stock Related

24.	What are Restricted Stock Awards (RSAs)?

Restricted Stock Awards (RSAs) are grants of Anadarko shares that are subject to vesting and transfer restrictions. RSAs are granted to eligible employees of Anadarko and some of its international affiliates as part of Anadarko’s Long-Term Incentive (LTI) program. (updated May 28)

25.	How do RSAs work?

When RSAs are first granted, they are “unvested.” They become “vested” over time, if the recipient continues employment through the applicable vesting date. Most RSAs vest over three years, with one-third of the shares vesting on each anniversary of the grant date.

All outstanding RSAs were issued under the Anadarko Petroleum Corporation 2012 Omnibus Incentive Compensation Plan, as amended and restated effective May 2016 (the “Omnibus Plan”). The Omnibus Plan and the Plan Summary may be found here. The terms and conditions of the RSAs, including vesting conditions, are set forth in the Omnibus Plan and the applicable individual award agreement. (updated May 28)

26.	If I have RSAs, where can I find out more information about them?

Holdings of unvested RSAs are maintained by Merrill Lynch. For details on Merrill Lynch’s services, see this brochure. For details on how to access your account at Merrill Lynch, see this instruction sheet. (updated May 28)

27.	When the acquisition closes, what happens to my unvested RSAs?

Each RSA will convert into an Occidental restricted stock/cash award covering:

•	The number of Occidental shares determined by multiplying the number of Anadarko shares subject to your RSA by 0.2934; and

•	A cash amount determined by multiplying the number of Anadarko shares subject to your RSA by $59.00.

The Occidental restricted stock/cash awards will otherwise be subject to the same terms and conditions as your RSAs, including the vesting schedule. (updated May 28)

28.	Will the cash portion of my converted RSA accrue interest?

No. The cash portion of unvested RSAs remain static and do not accrue dividend equivalents or interest. (updated May 28)

29.	What happens to my unvested Occidental restricted stock/cash award if my employment terminates?

Treatment of your unvested Occidental restricted stock/cash award will vary based on the reason for termination, the specific terms of the applicable individual award agreement and the terms of the Omnibus Plan. Generally, if an employee is terminated without “Cause” or the employee terminates employment for “Good Reason” during the applicable protection period after the closing of the transaction, the unvested award will become fully vested as of the termination date. If the employment relationship ends for any other reason, the unvested award will be forfeited. (updated May 28)

30.	How will I receive cash for my shares?

For previously vested RSAs and other shares of Anadarko held without restrictions, the cash portion of the merger consideration will be deposited in your individual brokerage account. For unvested RSAs, the cash portion of your converted award will be deposited in your Merrill Lynch account if and when the RSAs vest. (updated May 28)

31.	What happens to my brokerage account in Merrill Lynch after the closing of the transaction?

Your individual brokerage account will remain open and accessible by you. (updated May 28)

32.	What are the tax consequences for Anadarko shareholders?

Shareholders are urged to consult with their tax advisors regarding the personal tax impacts of the acquisition, including the effects under U.S. federal, state and local, foreign and other tax laws. (updated May 28)

Service Calculations

33.	What should I do if I think my service award date does not account for my previous service?

Please contact your Anadarko HR Business Partner to resolve any questions you have about your current service data. (updated May 28)

34.	For purposes of severance payments or benefits, if you started out as a contractor and then were hired as an employee later on, does your contractor time count?

No – only service as an Anadarko employee is counted for purposes of severance payments or benefits. (updated May 28)

APC Nonqualified Retirement Plans

35.	How will my nonqualified Savings Restoration Plan benefit be treated following termination?

As a nonqualified plan, your Savings Restoration Plan balance is not eligible for rollover. The account balance will be paid out in cash following a termination of employment. (updated May 28)

36.	How will my nonqualified Retirement Restoration Plan benefit be treated following termination?

As a nonqualified plan, your Retirement Restoration Plan benefit is not eligible for rollover. The benefit will be paid out in cash following a termination of employment. (updated May 28)

Anadarko Employee Savings Plan (the “401(k) Plan”)

37.	Will the 401(k) Plan continue?

You will continue to have an opportunity to participate in a 401(k) plan. Some transition of the 401(k) Plan with Occidental’s 401(k) plan will be necessary, but it is too early to say how the platforms will be integrated. More details will be provided at a later date. (updated May 28)

38.	What if I have worked for Anadarko for less than three years and am not yet vested in my PWA Contributions?

If you incur a “Qualifying Termination” under the 401(k) Plan (which generally means an involuntary termination due to the elimination of your position or at the convenience or discretion of your employer) or if the 401(k) Plan is terminated, your unvested PWA Contributions will become 100% vested. (updated May 28)

39.	Can I roll my 401(k) Plan balance into my IRA or another employer’s 401(k) plan?

You can only roll your 401(k) Plan balance upon certain events, such as a termination of your employment. If you are no longer an employee of APC, you can rollover your qualified plan balance to your IRA or another employer’s qualified 401(k) plan if that plan receives rollovers. (updated May 28)

40.	Can I take a distribution from my 401(k) Plan account?

You can only take a distribution from your 401(k) Plan account upon certain events, such as a termination of your employment. If you are no longer an employee of APC, you can receive a distribution from the 401(k) Plan payable directly to you, which would be taxable as income in the year of payment and subject to an additional 10% penalty if you are under age 59 and a half when payment is received. The additional 10% penalty does not apply if you were at least age 55 in the year you separated employment (and in case of certain other exceptions). (updated May 28)

41.	Could I lose my vested benefits in the 401(k) Plan?

You will not lose any accrued, vested benefits in the 401(k) Plan. (updated May 28)

Anadarko Retirement Plan (APC Plan)

Includes both the Legacy Final Average Pay program for pre-2007 hires of APC and the Personal Wealth Account (PWA) program for post 2006 hires and legacy employees of Western Gas Resources, Inc.

42.	If I terminate employment, what are my options for receiving my accrued benefits under the APC Plan?

You may elect a one-time lump sum or monthly lifetime annuity (which comes in various forms). A few weeks after your employment ends, the Anadarko Benefits Center will mail a packet to your home, which will include the amount and description of each payment option, and the forms necessary for electing your benefit. You will have 180 days to complete and return the election forms. You are not required to elect payment from this first set of forms. If you would like to defer your election, you can contact the Anadarko Benefits Center at least 60 days before the date you wish to receive payment and a new packet will be mailed to you. You must elect payment before age 65. Several distribution options are available:

•	Lump sum direct rollover to an Individual Retirement Account (IRA) or another qualified employer plan,

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Lump sum paid directly to you, which would be taxable as income in the year of payment and subject to an additional 10% penalty if you are under age 59 and a half when payment is received. The additional 10% penalty does not apply if you were at least age 55 in the year of employment separation (and in case of certain other exceptions).

•	One of several monthly annuity payment options with different survivor benefits that will be described in the election forms you will receive.

Please see the Summary Plan Description for more information. (updated May 28)

43.	Could I lose my vested benefits in the APC Plan?

You will not lose any accrued, vested retirement benefits in the APC Plan. As part of the integration efforts, Occidental may determine under what plans employees will accrue future retirement benefits. But any benefit accrued through that date is yours and cannot be taken away. This answer also applies to the Kerr-McGee Retirement Plan. (updated May 28)

Legacy Kerr-McGee Retirement Plan (the “KM Plan”) and Benefits Restoration Plan

44.	If I terminate employment, what are my options for receiving my accrued benefits under the KM Plan?

You may elect a one-time lump sum or monthly lifetime annuity (which comes in various forms). A few weeks after your employment ends, the Anadarko Benefits Center will mail a packet to your home, which will include the amount and description of each payment option, and the forms necessary for electing your benefit. You will have 180 days to complete and return the election forms. You are not required to elect payment from this first set of forms. If you would like to defer your election, you can contact the Anadarko Benefits Center at least 60 days before the date you wish to receive payment and a new packet will be mailed to you. You must elect payment before age 65. Several distribution options are available:

•	Lump sum direct rollover to an Individual Retirement Account (IRA) or another qualified employer plan

•

Lump sum paid directly to you, which would be taxable as income in the year of payment and subject to an additional 10% income tax if you are under age 59 and a half when payment is received. The additional 10% tax does not apply if you were at least age 55 in the year of employment separation (and in case of certain other exceptions).

One of several monthly payment options with different survivor benefits that will be described in the election forms you will receive.

Please see the Summary Plan Description for more information. (updated May 28)

45.	How will my non-qualified Benefit Restoration Plan be treated following termination?

As a non-qualified plan, your Benefit Restoration Plan benefit is not eligible for rollover. The benefit will be paid out in cash following termination. (updated May 28)

Paid Time Off (PTO)

46.	I have PTO planned in the coming weeks. Should I cancel my plans?

For any PTO plans, you can continue current practice, which is to communicate your PTO plans with your manager to ensure the business can support them. (updated May 28)

47.	As we are only allowed to carry over a maximum of 120 hours of PTO, will there be an exception made this year for us to carry over more in the event that we are retained through 2020?

No exception to the Anadarko PTO program should be expected. (updated May 28)

Other Benefits Questions

48.	What happens to the 25% geographic premium for those living in Midland?

When the Midland geographic premium was instituted in November 2018, it was communicated that it would be reviewed periodically in light of the market and other relevant considerations. While we do not anticipate a change prior to the closing of the transaction, reviews will continue. It is too early to say what action Occidental might choose to take regarding the premium post-closing. (updated May 28)

49.	What will happen to Anadarko Thanks points if my employment terminates?

Your eligibility to receive points ends on your last day of employment. If you have a balance in your points account, you have 30 days from your last day of employment to select a gift from the online catalog. If a gift is not ordered, the value of your points will be converted to a gift card and mailed to you. (updated May 28)

50.	How do I get a copy of my medical records from APC’s Health Center?

Please visit or speak with the team at the Health Center directly for your personal information. (updated May 28)

51.	Will people who terminate for Good Reason be eligible for unemployment?

Eligibility for unemployment is determined by the appropriate state workforce commission. At the time of separation, you will receive general information in your severance material regarding unemployment benefits and how to contact your state’s workforce commission. (updated May 28)

52.	Can I continue to make contributions to my HSA at Fidelity until the closing of the transaction?

Yes – no changes are being made to Anadarko benefits prior to close. (updated May 28)

53.	I am in the U.S. on work-authorized nonimmigrant status (in H-1B, L-1, TN, H-1B1, E-3, or O-1.) What happens to my status if I am terminated?

Effective Jan. 17, 2017, U.S. immigration regulations allow H-1B, L-1, TN, H-1B1, E-3, and O-1 workers a grace period of 60 days or the end of their authorized period of stay (whichever is shorter) if their employment ceases before the end of their authorized stay. During the grace period, the nonimmigrant worker is not considered “out of status” solely based on the loss of employment. Effectively, this means that if you lose your job, you have up to 60 days to find a new employer who can file an extension of status or change of status petition on your behalf before the end of the grace period. (updated May 28)

54.	What benefits does Occidental offer?

The best source for gathering information on Occidental’s business is to visit its website at www.oxy.com. For Benefits and Development information and insights, visit Occidental’s Benefits page. (updated May 28)

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Occidental expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Occidental that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Occidental or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF OCCIDENTAL AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Occidental or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Occidental will be available free of charge on Occidental’s website at http://www.oxy.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Occidental and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Occidental is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the

SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 28, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Occidental’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Occidental to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Occidental’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Occidental’s website at http://www.oxy.com/investors and on the SEC’s website at http://www.sec.gov.